UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
              Under Section 12(b) or (g) of the Securities Exchange
                                   Act of 1934



                          Canadian Northern Lites, Inc.
                          -----------------------------

        (Exact name of Small Business Issuer as specified in its charter)


                Texas, USA                         76-048710
                ----------                         ---------
        State or other Jurisdiction       (IRS Employer Identification No.)
        of Incorporation or Organization

       Suite U13 Broadway Plaza, 601 W. Broadway, Vancouver, B.C. V5Z 4C
       -----------------------------------------------------------------
                    (Address of principal executive offices)

                    Issuer's Telephone Number, (604) 879-8000



        Securities to be registered pursuant to Section 12(b) of the Act:
        -----------------------------------------------------------------
                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:
        -----------------------------------------------------------------
                        Common Shares, $0.001 par value.
                        --------------------------------
                                (Title of Class)


                                 Page 1 of 187
                          Index to Exhibits on Page 43

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Introduction

Canadian Northern Lites Inc. (hereinafter also referred to as the "Company" and/or the "Registrant") is a Company that was formed to explore properties located in Canada for the presence of gemstones. The Company has interests in four properties which it may, in the future, explore. Currently, these four properties are in a dormant status. The four interests consist of a 20% joint venture interest in the Ewer/Klinker Mineral Properties located near the town of Vernon, British Columbia and a 100% interest in each of the Way 1, Banjo I and Banjo II Mineral Properties also located near the town of Vernon, British Columbia.

None of the Company's properties contain a known commercially viable deposit suitable for mining.

The Company is voluntarily filing its registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. As a result of filing its registration statement, the Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

The Company's principal office is located at Suite U-13 Broadway Plaza, 601 West Broadway, Vancouver, British Columbia V5Z 4C2. The contact person is Mr. Terry
G. Cook, President and a member of the Board of Directors. The telephone number is (604) 879-8000; the facsimile number is (604) 879-9004. The Company currently does not maintain a website.

The Company's authorized capital includes 100,000,000 shares of common stock with $0.001 par value. As of the close of the Company's latest fiscal year, December 31, 1998, there were 17,211,000 shares of common stock outstanding. As of June 30, 1999, there were also 17,211,000 shares of common stock outstanding.

The Company's common stock trades on the Over-the-Counter Electronic Bulletin Board with the symbol "CANL".

The information in this Registration Statement is current as of August 25, 1999, unless otherwise indicated.

Historical Corporate Development

The Company was incorporated in the state of Nevada on June 18, 1990 as QQQ Huntor Associates, Inc. On July 21, 1995, the Company changed its domicile to the state of Texas and merged into a Texas corporation called Unimex Transnational Consultants, Inc. On April 26, 1996, the Company reorganized and acquired all the issued and outstanding stock of Dakota Mining & Exploration Ltd.("Dakota") for total compensation of 10,000,000 shares of the Company's common stock. At this time the name of the Company was changed to Canadian Northern Lites, Inc. As a result of that transaction, Dakota became a wholly owned subsidiary of the Company.

As a result of the transaction in which the Company acquired all the outstanding shares of Dakota, the group of shareholders that owned Dakota held 10,000,000 shares of the Company which was more than 50% of the voting shares at that time. This resulted in the transaction being accounted for as a "reverse take-over" in the consolidated financial statements.

On April 10, 1996, the Company entered into an agreement which was an Option To Purchase some mineral claims (Ewer/Klinker Mineral Properties) located near Vernon, British Columbia. This agreement originally gave the Company an option to acquire a 100% interest in the claims, but that option expired unexercised on January 15, 1998 and at that time a joint venture was created in which the Company had a 20% interest. The activities of the joint venture are to be controlled by a management committee and each joint venture partner is required to advance funds for property development. To date, the management committee has not been formed and the activities of the joint venture have not begun. As of August 25, 1999, the Company is not aware of any financial commitments to the joint venture under the direction of the management committee or a date at which time any such commitments may start.

On May 5, 1998, the Company acquired a 100% interest in the Way I Claim; the Banjo I Claim; and, the Banjo II Claim for total consideration of $50,000 from 456786 B.C. Ltd., a company controlled by Terry G. Cook, the President of the Company.

All of the Company's mineral properties are currently in a dormant status.

BUSINESS

The Company currently has a 100% interest in three mineral properties that it believes may be suitable for gemstone exploration. The Company currently has no immediate plans to begin exploration programs on any of these properties.

The Company also has a 20% joint venture interest in some mineral claims located near Vernon, British Columbia. To date no activities of the joint venture have begun.


Risk Factors


The Uncertainty of the Degree of Success of Possible Future Exploration Efforts By the Company:

The Company's properties are currently in a dormant stage. Each property is without any known gemstones. Development of the Company's properties will only follow upon obtaining satisfactory exploration results. Gemstone exploration involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company's future mineral exploration and development activities will result in any discoveries of gemstones. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its future exploration programs, which may be affected by a number of factors.

The Company's gemstone operations will be subject to governmental legislation, policies and controls relating to prospecting, development, production and environmental protection, mining taxes and labor standards. Other factors, such as market fluctuations, changing production costs, the supply and demand for gemstones, the rate of inflation, the political environment and changes in international investment patterns may have an adverse affect on the Company's operations.

The Lack of Assurance  That the Company Will Be Able to Meet Its Future  Capital
Requirements:

The Company has no source of operating cash flow to fund future exploration projects or corporate overhead. The Company has limited financial resources, and there is no assurance that additional funding will be available. The Company's ability to continue exploration of its properties will be dependent upon its ability to raise significant additional funds in the future.

The Company has no history of significant earnings, and due to the nature of its business, there can be no assurance that the Company will be profitable. The Company has paid no dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. The only source of funds available to the Company for future exploration expenditures is through the sale of its equity shares. Even if the results of future exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of one or more of its properties, there is no assurance that such funds will be available. If available, future equity financing may result in substantial dilution to purchasers under such offerings.

Operating Hazards and Risks Associated with the Mining Industry That the Company Will Face If It Begins Exploration Work On Its Properties :

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities.


Risks Associated with the Company's Failure to Comply with Canadian Mining Regulations and Government Rules Associated with Mining in Canada:

The Company carries out exploration in Canada in the province of British Columbia. In Canada, the Company's claims are worked under Provincial Mines Acts and Regulations. The Company has the right to carry out exploration on its claims subject to the terms and conditions outlined by the local mines inspectors. The Company from time to time may be required to post small monetary bonds to be held against project cleanup. Provincial labor health and welfare codes apply to all operations. The Company generally carries out all exploration work utilizing professional exploration consultants who carry general liability and third party insurance.

The  Company's  exploration  activities  in  Canada  are  regulated  by  various government agencies, both federal and provincial. Environmental legislation provides for restrictions and prohibitions on spills and releases or emission of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas that would result in environment pollution. A breach of legislation may result in imposition of fines and penalties.

The Company has obtained all necessary permits for exploration work performed to date, and to the best of its knowledge, the Company is in compliance with all material laws and regulations that currently apply to its activities. There can be no assurance, however, that all permits that the Company may require for its future operations will be obtainable on reasonable terms or that such laws and regulation would not have an adverse effect on any mining project that the Company might undertake.

The Company is aware that environmental legislation is evolving in a manner that will require more stringent assessments of proposed projects, stricter standards and enforcement, including increased fines and penalties for non-compliance, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. Environmental hazards caused by previous or existing owners or operators of the properties may exist on the Company's properties that are unknown to the Company at the present time. The Company is not covered by any form of environmental liability insurance at the present time.

Risks Associated with Reclamation Obligations That the Company Will be Exposed to Should It Decide to Explore Its Properties:

Reclamation requirements vary depending on the location and the managing agency, but they are similar in that they aim to minimize long-term effects of exploration by requiring the operating company to control possible harmful discharges and to reestablish to some degree, pre-disturbance land forms and vegetation. The Company is actively providing for or has carried out any requested reclamation activities on its properties.

The Uncertainty of the Company's Ability to Obtain Future Permits and Licenses Should It Decide to Explore Its Properties:

The operations of the Company may require licenses and permits from various governmental authorities. There can be no assurances that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining at its properties.

Risks Associated with Penny Stock Classification:

The Company's stock is subject to "penny stock" rules as defined in 1934 Securities and Exchange Act rule 3151-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company's common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the common shares in the United States and shareholders may find it more difficult to sell their shares.

Dependence On Key Personnel

The Company's continued success is dependent, to a large degree, upon the efforts of its current executive officers. The loss or unavailability of any such person could have an adverse effect on the Company. At the present time the Company does not maintain key man life insurance policies for any of these individuals. Also, the continued success and viability of the Company is dependent upon its ability to attract and retain qualified personnel in all areas of its business, especially management positions. In the event the Company is unable to attract and retain qualified personnel, its business may be adversely affected. There are currently no employment agreements in place. Management is; however, currently negotiating agreements with the executive officers of the Company.

Limited Operating History

The Company only has no operating history upon which to base an evaluation of its business and prospects. Operating results for future periods are subject to numerous uncertainties, and there can be no assurance that the Company will achieve or sustain profitability on an annual or quarterly basis. The Company's prospects must be considered in light of the risks encountered by companies in the early stage of development, particularly companies in new and rapidly evolving markets. Future operating results will depend upon many factors, including the level of product and price competition, the Company's success in attracting and retaining motivated and qualified personnel, and in particular, the ability of the Company to develop its inventory of properties and to raise additional capital for other ventures within the mining industry.

The Ability to Manage Growth

Should the  Company  be  successful  in its  efforts  to  develop  its  gemstone properties or to raise capital for other mining ventures it will experience significant growth in operations. If this occurs management anticipates that additional expansion will be required in order to continue development. Any expansion of the Company's business would place further demands on its management, operational capacity and financial resources. The Company anticipates that it will need to recruit qualified personnel in all areas of its operations. There can be no assurance that the Company will be effective in attracting and retaining additional qualified personnel, expanding its operational capacity or otherwise managing growth. The failure to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

Lack of a Dividend Policy

The Company does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. However, the actual amount of dividends received from the Company will remain subject to the discretion of the Company's Board of Directors and will depend on results of operations, cash requirements and future prospects of the Company and other factors.

Possible Dilution to Present and Prospective Shareholders

The Company's plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.

Competition

There is competition from other mining exploration and development companies with operations similar to those of the Company's. Many of the mining companies with which the Company competes have operations and financial strength many times that of the Company. Nevertheless, the market for the Company's possible future production of minerals tends to be commodity oriented, rather than company oriented. Accordingly, the Company expects to compete by taking advantage of the market for all minerals present in its properties, to offset the primarily fixed costs of mining any one of the jointly-occurring minerals. Commodity prices fluctuate and there is no guarantee that market prices at any one time will be higher than production costs.

The Company does not engage in any material hedging or other transactions which are intended to manage risks relating to the fluctuations in mineral prices and does not intend to do so in the foreseeable future.

History of Net Losses

The Company has had net losses for the past three years.

In the fiscal year ended 12/31/96, the Company had a net loss of $429,374; in the fiscal year ended 12/31/97, the Company had a net loss of $519,159; and, in the fiscal year ended 12/31/98, the Company had a net loss of $33,221.

There can be no assurance that this trend will not continue.

Significant Customers and/or Suppliers
--------------------------------------

N/A

Employees
---------

At 7/15/99 the Company operated with the services of its Directors, Executive Officers, and no additional employees or consultants. There is no collective bargaining agreement in place.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS
OR PLAN OF OPERATION

SELECTED FINANCIAL DATA

The selected financial data in Table No. 1 for Fiscal 1998 and Fiscal 1997 ended December 31st was derived from the financial statements of the Company which were audited by McLean Majdanski Chartered Accountants, as indicated in their report which is included elsewhere in this Registration Statement.

The selected financial data for the six month period ended June 30th, 1999 is derived from the unaudited financial statements of the Company, also included herein and, in the opinion of the Company, present fairly the information set forth herein.

The selected financial data was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading, "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                   Table No. 1
                             Selected Financial Data
                        ($ in 000, except per share data)


                                  6 Months              Year             Year
                                     Ended             Ended            Ended
                                   6/30/99          12/31/98         12/31/97
                            ---------------    --------------   --------------

Revenue                                 $0                $0               $0
Net Income (Loss)                   ($17.4)           ($33.2)         ($519.2)
Earnings (Loss) per Share          ($0.001)          ($0.002)         ($0.035)
Dividends per Share                      0                 0                0
Wtg Avg #Shares (000)               17,211            17,211           14,494
Working Capital                       ($44)             ($35)            ($30)
Long Term Debt                        $198              $195             $223
Shareholders' Equity                 ($114)             ($97)           ($165)
Total Assets                          $128              $132              $88

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL  CONDITION AND RESULTS OF
---------------------------------------------------------------------------
OPERATION
---------

Cash Balances
-------------

The Company maintains its major cash balances at one financial institution, HSBC (Hong Kong Shanghai Bank), located in Vancouver, British Columbia, Canada. The balances are insured by the Canada Deposit Insurance Corporation. At August 25, 1999, there were no uninsured cash balances.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

Fiscal 1998 and 1997 Ended 12/31
--------------------------------

Cash  Used  In  1998  Operating  Activities  totaled  ($33,247),  including  the
($33,221) Net Loss; the primary adjusting items were $21,879 in Goods and Service Tax Receivable and $4,988 for accounts payable. Cash provided by 1998 Financing Activities totaled $73,105.

Cash Used In 1997 Operating Activities totalled ($93,875), including the ($519,160) Net Loss; the primary adjusting items were $11,950 for the Loss on Disposal of Assets, $413,334 for the Write off of Development and Property Costs, ($3,105) for Goods and Services Tax Receivable and ($90,711) for Accounts Payable. Cash provided from 1997 Financing Activities totaled $179,738.

RESULTS OF OPERATIONS
---------------------

Fiscal 1998 and 1997 Ended 9/30
-------------------------------
General and administrative expenses for the fiscal year ended December 31, 1998 totaled $35,735 and the Company experienced a net loss of ($33,221) against no revenues. The major expenses during this period were $5,730 in accounting fees, $4,630 in interest on long term debt, $3,625 in legal fees, $18,200 in management fees, $1,742 in office supplies and service and $1,113 in wages and benefits.

During fiscal 1997, general and administrative expenses totaled $70,308 and the Company experienced a net loss of $519,160 against no revenues. The major expenses during this period were $2,889 in accounting fees, $39,723 in management fees, $6,406 in travel and $7,666 in wages and benefits. During this period the Company also wrote off $413,334 in development and property costs.

The Six Months ended June 30, 1999
----------------------------------

General and administrative expenses for the six months ended June 30, 1999, totaled $17,570. These costs were comprised of: $189 in bank charges and interest, $3,444 in interest on long term debt, $3,914 in legal fees, $10,000 in management fees, and only $23 in office supplies and service. The Company reported a net loss for the six months ended June 30, 1999, of ($17,371).

Known Trends
------------

Management has determined that because of the deficiency in working capital, significant operating losses and lack of liquidity, there is doubt about the ability of the Company to continue in existence unless additional working capital is obtained. Consequently such trends or conditions could have a material adverse effect on the Company's financial position, future results of operations, or liquidity. The Company currently has plans to raise sufficient working capital through equity financing or reorganization of the Company.

Inflation
---------

The Company's results of operations have not been affected by inflation and management does not expect inflation to have a material impact on its operations in the future.

Y2K Compliance
--------------

The Company uses software and hardware systems by third parties in its accounting and business systems. The Company has initiated a program to address the Year 2000 concerns regarding its information technology systems. The program is being coordinated by the President of the Company. The Company has completed a review of Year 2000 readiness for its third party software and hardware. The Company's accounting system software has been updated and is Year 2000 compliant. The development platform used by the Company's research and development team is in the process of being upgraded to ensure that it is Year 2000 compliant. The Company's goal is to have all systems essential to its operations Year 2000 compliant by November 1999.

The Company is also conducting a review of all hardware, comprised of internal computer equipment, fax machines, photocopiers and the telephone system, currently being used by the Company. This review includes consultations with various manufacturers of the hardware and testing of the hardware by the Company's President. The Company's goal is to complete its review, to include receipt of certification from the manufacturers that all of its hardware is Year 2000 compliant by November 1999. The Company has updated all internal clocks and calendars in order to be prepared for the Year 2000.

The Company relies on third parties to provide certain services to the Company, such as elevator, light and power. As part of the Company's Year 2000 program, the Company is in the process of seeking confirmation from such third parties that their systems are Year 2000 compliant and that their services will continue to be provided to the Company through the Year 2000.

The President of the Company is updated on a regular basis on the process of all facts of its Year 2000 program. The Company does not expect the program to cost in excess of $5,000 aggregate. Costs incurred to date have been immaterial. Future costs will be expensed as incurred. Estimated costs and the anticipated date by which the Company plans to complete Year 2000 modifications are based on management's best estimates, which were derived using assumptions of future events including availability of certain resources. However, there can be no guarantee that these estimates will be achieved and actual results could differ from those planned.

The Company has not yet completed all necessary phases of the Year 2000 program. In the event the Company does not complete additional phases or outside vendors and third parties are not Year 2000 compliant by December 31,1999, the most reasonable worst case scenario would be a reduction or suspension of operations which could have a material impact on the Company's business or its financial statements. In addition, disruptions in the economy generally resulting from Year 2000 issues could also materially adversely affect the Company. The amount of potential lost revenue cannot be reasonably estimated at this time.

The Company is evaluating the need for a contingency plan in the event any third parties cannot demonstrate to the Company on a timely basis, their Year 2000 compliance. There can be no assurance that the systems of third parties will be modified on a timely basis.

FORWARD-LOOKING STATEMENTS
--------------------------

From time-to-time, the Company or its representatives may have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in, but not limited to, press releases, oral statements made with the approval of an authorized executive officer or in various filings made by the Company with the Securities and Exchange Commission or other regulatory agencies. Words or phrases "will likely result", "are expected to", "will continue", " is anticipated", "estimate", "project or projected", or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The Reform Act does not apply to initial registration statements, including this filing by the Company. The Company wishes to ensure that such statements are accompanied by meaningful cautionary statements, so as to maximize to the fullest extent possible the protections of the safe harbor established in the Reform Act. Accordingly, such statements are qualified in their entirety by reference to and are accompanied by the following discussion of certain important factors that could cause actual results to differ materially from such forward-looking statements.

The risks identified here are not inclusive. Furthermore, reference is also made to other sections of this Registration Statement that include additional factors that could adversely impact the Company's business and financial performance. Also, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, not can it access the impact of all such risk factors on the Company's business or the extent to which any factor or combination of factors may cause actual results to differ significantly from those contained in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

ITEM 3. DESCRIPTION OF PROPERTY
-------------------------------

The Company rents approximately 1,200 square feet of space at Suite U13 Broadway Plaza, 601 West Broadway, Vancouver, British Columbia Canada V5Z 4C2 for administrative efforts. The Company considers the facility adequate for current purposes.

The Way 1 Claim - Vernon Area Southeastern, British Columbia
------------------------------------------------------------

The Way 1 does not represent a producing property. It is currently in a dormant status. The Company has had no revenue from mining operations on The Way 1 Claim to date.

Acquisition of the Way 1 Claim
------------------------------

On May 5, 1998, the Company acquired a 100% interest in the Way 1 Claim and two other claims, the Banjo 1 and the Banjo II for total consideration of $50,000 from 456786 B.C. Ltd., a company owned by Tery G. Cook, the President of the Company.

Location and Access of the Way 1 Claim
--------------------------------------

The Way 1 claim is a Four-Post Mineral claim located 23 kilometers north of Vernon and 15 kilometer's south southwest of Falkland in the Okanagan region of south-central British Columbia. The claim rests on the Thompson Plateau at 50 degrees 22' 27" North Latitude and 119 degrees 35' 17" West Longitude near the headwaters of Ewers Creek. Ewers Creek flows east 8.5 kilometers where it joins Equesis Crees south to the north arm of Okanagan Lake. Wiwash Rock Mountain and Pinaus Lake lie 4.5 kilometres northeast and 6 kilometres north of the claims respectively.

Access to the claim is gained by driving south on Westside Road to Six Mile Road, 10.3 kilometers to the McGregor Main Logging Road and west 13.5 km to the southern part of the claim.

Topography and Physiography
---------------------------

The topographic relief is steep on the west and northern half of the property as it lies at or near the bottom of the Ewers Creek Canyon. From here the terrain rises in a series of vertical cliffs 25-50 meters in height from an elevation of 1,605 meters above sea level to the gently rolling Thompson Plateau with a maximum elevation of 1490 meters on the eastern edge of the claim. A deeply incised V-shapped valley with steep flow gradient bisects the middle of the claim.

Vegetation includes birch, spruce and minor hemlock and cedar, with typical open bush and dry grass of the Okanagan Valley. A large area of the claim is logged; the resulting new undergrowth is a dense jungle of alder and spruce making traversing arduous.

History and Previous Work
-------------------------

No history of any note has been found regarding the Way 1 claim itself but it is in close proximity to the Klinker Precious Opal Prospect.

The Klinder and Ewer claims were staked in 1991 and 1992 to cover the first significant discovery of precious opal in British Columbia and in Canada. In 1995 and 1996, the deposit was bulk sampled using mechanized equipment. Numerous nodules and veins of precious opal have been located in several pits on the site. To date a total of 24 claims have been staked at this site.

Property Status
---------------

The Way1 claim consists of the following mineral claim, located within the Vernon Mining District:

Claim Name        Tenure Number             Units    Record Date
----------------------------------------------------------------
Way 1             365255                    14        9/03/98

Property Geology
----------------

The Way 1 claim is underlain by the volcanic and sedimentary rocks of the Kamloops Group with the dominant lithology located as outcrop on the property being the basal members of the Tranquille Formation of the Kamloops Group. An angular unconformity found in Ewer Creek canyon arks the paleosurface of the Upper Paleozoic sedimentary and volcanics of the Harper Ranch Group on which the Kamloops group is laid. This unconformity slopes gently to the west at about 10 degrees.

In the course of prospecting, nine distinct geological units were recognized:

HARPER RANCH GROUP (Permian)

Unit 1 Dark green to black highly altered andesite with minor diorite and lapilli tuff found in the Ewer Creek Canyon on the north part of the claim.

Unit 2 Massive crystalline limestone with minor argillaceous tuff, argillite and quartizite. This unit outcrops in the deeply incised valley in the center of the claim and makes some of the cliffs in the upper reached of Ewer Creek.

TRANQUILE FORMATION

All of the units on the property appear to have waterlain being locally well bedded and have been dipped to the west southwest at about 10-15 degrees. Downdip as the basin deepens as the units pass from the basal unit 3 to a calcareous siltstone. Descriptions of the individual units are as follows:

Unit 3 Yellowish-brown to red weathering, well-bedded volcaniclastic/arkosic matrix or clast dominant sediments. Lithologies include immature tuffacewous wacke, arkose, minor siltstone and sandstone and layers of lapilli tuff. Locally angular clasts of scoreacous basalt and andesite up to 15 cm in width occupy as much as 40% of the rock. Individual beds vary from 2mm to 25cm in thickness with color varying from pale yllow t dark yellow brown. The rock is soft but well lithified. Sole plating, mud cracks and ripples can be seen in a large amount of the outcrops near Ewer Creek.

Unit 4 Poorly lithified ash flow tuff with abundant clasts of basalt making up 50% of the outcrop. This unit is found mainly on top of the cliffs marking deeply incised creek in the north central of the claim and on the road near the northwestern boundary of the claim.

Unit 5 Reddish to maroon weathering, variably resistant, massive heterolithic lahar. Blocks of mostly basalt occur a well rounded clasts less than or equal t 30cm in diameter in a medium to coarse grained arkosic/tuff matrix. This unit contains abundant agate sometime occupying more than 50% of the rock.

Unit 6 Dark green, dark green grey lapilli tuf outcropping near the edge of the above unit and contains abundant agate.

Unit 8    Uniform black to dark green calcareous tuffaceous siltstone.

DEWDROP FORMATION

Unit 7 Fresh unaltered predominately scoriacous basalt/andesite forming sills cutting the Tranquille Formation. Where flow banding is evident these are locally filled with abundant agate. On the western boundary of th claim adjoining a forestry cut block this unit is characterized by very fine flows 2-3mm in thickness alternating red and black on fresh surface and weathering dark and white respectively.

Unit 9 Fresh unaltered predominately scoriacous basalt/andesite forming the topographic highs on the western edge of the property.

Conclusions and Recommendations
-------------------------------

No economic minerals were found in the limited prospecting performed on the property in 1997. Geology of the Way 1 claim appears to be volcanoclastic sediments of the Tranzuille Formation of the Kamloops Group overlaying th altered andesites lapilli tuffs and diorites of the Permian aged Harper Ranch Group. In addition several outcrops were noted of basalt/andesites of the Dewdrop Formation which are also part of the Kamloops Group.

Management believes that future exploration, should be concentrated on the eastern half of the Way 1 claim.

The Banjo 1 and 2 Claims
------------------------

The Banjo 1 and 2 Claims do not represent a producing property. They are both currently in a dormant status. The Company has had no revenue from mining operations on Banjo 1 and 2 Claims to date.

Acquisition of the Banjo 1 and 2 Claims
---------------------------------------

On May 5, 1998, the Company acquired a 100% interest in the Banjo 1 and Banjo 2 claims for total consideration of $50,000 from 456786 B.C. Ltd., a company owned by Terry G. Cook, the President of the Company.

Location and Access of the Banjo 1 and 2 Claims
-----------------------------------------------

The Banjo 1 & 2 claims are Four-Post Mineral claims located 21 kilometers north of Vernon and 16 kilometres south southwest of Falkland in the Okanagan region of south-central British Columbia The claim rests on the Thompson Plateau centered at 50(Degree) 21' 27" North Latitude and 119(Degree) 31' 17" West longitude (UTM Co-Ordinates 5581000 N. 320000 E) near Ewers Creek. Ewers Creek flows east 2.5 kilometers where it joins Equesis Creek (Six Mile Creek) south to the north arm of Okanagan Lake. Siwash Rock Mountain and Pinaus Lake lie 1.0 kilometer north and 7 kilometers northwest of the claims respectively.

Access to the claim is gained by driving south on Westside Road to Six Mile Road, 10.3 kilometers to the McGregor Main Logging Road and west 7.0 km. to the central part of the claim.

Topography and Physiography
---------------------------

The topographic relief is steep on the northern half of the Banjo 2 property as it lies at or near the bottom of the Ewers Creek Canyon. From here the terrain rises in a series of vertical cliffs 25-50 meters in height from an elevation of 875 meters (2400') above sea level to the gently rolling Thompson Plateau with a maximum elevation of 1433 meters (4700') on the southern edge of the claim.

Vegetation includes birch, spruce and minor hemlock and cedar, with typical open bush and dry grass of the Okanagan Valley. A large area of the claim is logged; the resulting new undergrowth is a dense jungle of alder and spruce making traversing arduous.

Property Status
---------------

The Banjo 1 & 2 claims consist of the following mineral claims, located within the Vernon Mining District:

Claim Name        Tenure Number             Units    Record Date
----------------------------------------------------------------

Banjo 1           366334                    20        10/17/98
Banjo 2           366335                    20        10/18/98


History and Previous Work
-------------------------

No history of any note has been found regarding the Banjo 1 & Banjo 2 claims but they are in close proximity to the Klinker Precious Opal Prospect.

The Klinker and Ewer claims were staked in 1991, 1992 respectively by R.W. York-Hardy to cover the first significant discovery of precious opal in British Columbia and in Canada. In 1995 and 1996, the deposit was bulk sampled using mechanized equipment. Numerous nodules and veins of precious opal have been located in several pits on the site. To date a total of 24 claims have been staked at this site.

Property Geology
----------------

A large portion of the Banjo 1 & 2 claims are underlain by the volcanic and sedimentary rocks of the Harper Ranch Group with the dominant lithology located as outcrop on the property being the andesite flows and flow breccias with associated lapilli tuffs. Two bands of calcareous argillites with minor siltstones form the sides of a tightly folded syncline whose axial plane strikes 340(Degree) and appears to plunge to the northwest. There was not enough exposure to ascertain predominate fault structures within the Harper Ranch Group but late faulting associated probably with Tertiary volcanism indicate a set of normal faults striking north/south with a downthrow on the western side.

An angular unconformity marks the paleosurface on which the sediments and volcanics of the Kamloops Group are laid. This unconformity dips gently to the west at about 10 degrees.

In the course of prospecting, ten distinct geological units were recognized:

KAMLOOPS GROUP (TERTIARY)
-------------------------
(UNITS FOUND ON THE SOUTHERN HALF OF BANJO 1)

DEWDROP FORMATION
-----------------

Unit 10 Basalt/Andesite and Top Flow Breccias Fresh unaltered; black, chocolate brown in colour with minor maroon, rusty red, terra cotta brown section. Also include within this assemblage is the minor interbedded tuffs and tephras

Unit 9 Lapilli Tuff: Fresh unaltered black to dark green grey volcanoclastic forming lenses and reefs within the above basalts. Unit is characterized by well rounded lapilli up to 5 cm. In diameter. The basal members of this unit are locally filled with abundant agate.

TRANQUILLE FORMATION
--------------------

Unit 8: Matrix Dominant Lahar: Yellowish-brown to red weathering, well-bedded volcanoclastic/arkosic. Lithologies include immature tuffaceous wacke, arkose, minor silstone and sandstone and layers of lapilli tuff. Locally angular clasts of scoreacous basalt and andesite up to 15 cm. in width occupy as much as 40% of the rock. Individual beds vary from 2 mm to 25 cm in thickness with colour varying from pale yellow to dark yellow brown. The rock is soft but well lithified.

Unit 7: Lapilli Tuff: Dark green, dark green grey outcropping near the edge of the above unit and contains abundant agate

Unit 6: Clast Dominat Lahar: Reddish to maroon weathering, variable resistant, Massive Heterolithic. Blocks of mostly basalt occur as well rounded clasts up to 30 cm. In diameter in a medium to coarse grained arkosic/tuff matrix. This unit contains abundant agate sometime occupying more than 50% of the rock.

HARPER RANCH GROUP (CARBONIFEROUS/PERMIAN)
------------------------------------------

Unit 5 Andesitic (?) Top Flow Breccia Dark green to black, moderately altered dense, siliceous with minor Lapilli Tuff on the southwestern part of the Banjo 2 claim. Very fine grained and breaking with a concoidal fracture containing hornblende and augite as tiny black grains

Unit 4 Lapilli Tuff: Mottled dark green to black, moderate altered with rounded lapilli up to 4 mm in diameter within a fine ash tuff matrix. Weathers to a light brown to khaki on the surface with a powder like coating. This unit forms the predominate unit within the prospecting area. Generally massive to weakly fractured.

Unit 3 Argillite: Black to rust coloured, calcareous moderately fractured with fractures containing quartz, calcite and locally 1 - 2% pyrite

Unit 2 Diorite (?): A highly altered dark green to black more mafic, coarser grained and overall less sheared and fractured endmember of unit 1 below. Contains amber coloured quartz eyes and 1 - 2% pyrite

Unit 1 Greenstone: Highly altered fractured and sheared fractures filled with quartz, carbonate and locally minor gypsum

A total of 7 rock samples were taken on the property and were assayed for any economic minerals. The most mafic endmember of the volcanic group, Unit 2 was correspondingly anomalous in Ni/Co/Cr. running 463 PPM No., 44 PPM Co. and 113 PPM Cr. respectively. All other samples were not anomalous.

Conclusions
-----------

No economic minerals were found in the limited prospecting performed on the property in 1997. Geology of the Banjo 1 claim consists largely of the volcanics and associated volcanoclastic lapilli tuffs with minor calcareous argillites of the Carboniferous/Permian Harper Ranch Group. An unconformity marks the paleosurface of the Harper Ranch Group onto which the volcanoclastic sediments of the Tranquille Formation and the basalt/andesites of the Dewdrop Formation of the Kamloops Group are laid.

This unconformity dips to the west at 10 (Degree) transects the Banjo 1 claim in a northwest-southeast direction

Management believes that if the Company does any work in the future in this area that exploration should be concentrated on:

1) Structures cutting the Harper Ranch Group especially the faults that have a north-south orientation to ascertain if there could be possibility of some economic minerals within the faults. 2) The basal members of the Tranquille sediments that lie on the unconformity with the Harper Ranch Group in the southern half of the Banjo 1 claim.

The Ewer/Klinker Mineral Claims

The Ewer/Klinker Mineral Claims do not represent a producing property and the Company's current operations are passive, in that the Company has a 20% interest in a joint-venture which is involved in the Ewer/Klinker Mineral Claims.

To date, the joint venture has been engaged in no activity on the Ewer/Klinker Mineral Claims.

The Company has had no revenue from mining operations on The Ewer/Klinker Mineral Claims.

Acquisition of Interest

On April 10, 1996, the Company entered into an agreement which was an Option To Purchase some mineral claims (Ewer/Klinker Mineral Properties) located near Vernon, British Columbia. This agreement originally gave the Company an option to acquire a 100% interest in the claims, but that option expired unexercised on January 15, 1998 and at that time a joint venture was created in which the Company had a 20% interest.

Location and Access:

The Ewer/Klinker Mineral Properties are located approximately 30 kilometers northwest of Vernon in south central British Columbia (lat: 50 degrees, 21.5' north longtitude, 34' east, Westwold 82L/5 1:50,000 map sheet).

History and Previous Work

The Klinker and Ewer claims were staked in 1991 and 1992. In 1995 and 1996, the area was bulk sampled using mechanized equipment. Numerous nodules and veins of precious opal have been located in several pits on the site; however, to the best of the Company's knowledge a significant economic opal deposit has not been discovered to date.

Property Status

No information has been made available to the Company regarding
"property status"

Property Geology

No information has been made available to the Company regarding "property geology".


Conclusions

Management believes that further work must be done on the Ewer/Klinker Claims to allow an adequate resource estimate to be made. To date no work has been done by the joint venture partners in this area and management considers the property to be in a dormant status.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
-----------------------------------------------------------------------

The Registrant is a publicly-owned corporation, the shares of which are owned by United States and Canadian residents. The Registrant is not controlled directly or indirectly by another corporation or any foreign government.

Table No. 2 lists as of August 25, 1999 all persons/companies the Registrant is aware of as being the beneficial owner of more than five percent (5%) of the common stock of the Registrant.

                                   Table No. 2

                                 5% Shareholders

Title                              Amount and Nature   Percent
  of                               of Beneficial       of
Class   Name of Beneficial Owner   Ownership           Class #
--------------------------------------------------------------

Common  Terry G. Cook (1)          1,686,000            9.79%
Common  William E. Gould           1,480,000            8.59%
Common  Myron Kinach               1,475,000            8.57%
Common  William Lumley             1,440,000            8.36%

  TOTAL                            6,081,000           35.33%

#  Based on 17,211,000 shares outstanding as of August 25, 1999.
1. 1,500,000 of these shares are restricted pursuant to Rule 144


Table No. 3 lists as of August 25, 1999 all Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

                                   Table No. 3
                Shareholdings of Directors and Executive Officers


Title                                         Amount and Nature   Percent
  of                                              of Beneficial        of
Class   Name of Beneficial Owner                      Ownership   Class #
-------------------------------------------------------------------------

Common  Terry G. Cook, President & Director           1,686,000   9.79%
Common  Larry Low, Director                                  0    0.0%
Common  Cam Dalgliesh, Secretary & Director                  0    0.0%

        Total                                          1,686,000  9.79%(1)

#  Based on 17,211,000 shares outstanding as of August 25, 1999.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
---------------------------------------------------------------------

Table No. 4 lists as of August 25, 1999 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual Shareholders' Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of Canada.


                                   Table No. 4
                                    Directors


                                                       Date First
                                                          Elected
Name                                    Age          or Appointed
-----------------------------------------------------------------
Terry G. Cook (1)                        50             May  1998
Larry Low                                35             May  1998
Cam Dalgliesh (1)                        54             May  1998

(1)  Member of Audit Committee.

Table No. 5 lists, as of August 25, 1999, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. All Executive Officers are residents/citizens of the United States.

                                   Table No. 5
                               Executive Officers

Name            Position                   Date of Board Approval
-----------------------------------------------------------------

Terry G. Cook   President                               May  1998
Cam Dalgliesh   Secretary                               May  1998

Business Experience
-------------------

Terry G. Cook. Mr. Cook is President and a Director of the Company. He has been employed by the Company since May 1999. His responsibilities include coordinating strategy and planning. Mr. Cook is a graduate of the Harvard Business School where he received an MBA in 1974. Since 1978 he has been the President and a Director of Westridge Capital Ltd., a management and investment company located in Vancouver, British Columbia. Mr. Cook has over 20 years experience in creating and building small and medium sized businesses and real estate ventures as a result of his work with Westridge Capital Ltd.

Cam Dalgliesh. Mr. Dalgliesh is Secretary and a Director of the Company. His responsibilities include assisting Mr. Cook in general administration of the Company and planning. Mr. Dalgliesh is a graduate of the University of Alberta. He is an independent businessman with experience in several small and midium sized businesses, including Factory Direct Sports Ltd. a Canadian based direct marketing company which markets all types of sporting goods.

Larry Low. Mr. Low is a Director of the Company. His responsibilities include assisting both Mr. Cook and Mr. Dalgliesh in the planning process for the Company. Mr. Low is a graduate of the University of British Columbia. He has been employed by the CGI Group Inc. as an information technology consultant since 1997. The CGI Group Inc. is an international information technology firm based in Montreal, Qurbec with an office in Vancouver, British Columbia.

Involvement in Certain Legal Proceedings
----------------------------------------


Other than that described above, there have been no events during the last five years that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person including:

a) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

b) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

c) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his/her involvement in any type of business, securities or banking activities;

d) being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Family Relationships
--------------------

There are no family relationships between any of the officers and/or directors.

Other Relationships/Arrangements
--------------------------------

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he/she was selected as a Director or Executive Officer. There are no material arrangements or understandings between any two or more Directors or Executive Officers.


ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. During Fiscal 1998, no Director received and/or accrued any compensation for his services as a Director, including committee participation and/or special assignments.

The Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers. The Company has no stock option or other long-term compensation program.

During 1998, no funds were set aside or accrued by the Company to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 1998 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per Executive Officer.

The Company has no written employment agreements.

Beginning on May 1, 1998 management fees payable to a company controlled by Terry Cook, President of the Company, have been accrued by the Company at $3000/month (Cdn) for management services.

Other than that disclosed above, no compensation was paid during Fiscal 1998 to any of the officers or directors of the Company to the extent that they were compensated in excess of $60,000.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------

Current management is unaware of any transactions since May 1998, or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive Officer, or beneficial holder of more that 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest other than those described below. Management believes that all transactions with affiliated parties have been on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

On May 5, 1998, the Company purchased the Way 1, Banjo 1 and Banjo 2 claims from 456786 B.C. Ltd. a company controlled by the President of Canadian Northern Lites, Inc., Terry G. Cook.


ITEM 8.  DESCRIPTION OF SECURITIES
----------------------------------

The authorized capital of the Registrant is 100,000,000 shares of common stock with $0.001 par value of which 17,211,000 shares of common stock were issued and outstanding at December 31, 1998, the end of the most recent fiscal year. At August 25, 1999, there were also 17,211,000 shares of common stock outstanding.

All shares of common stock when issued were fully paid for and non-assessable. Each holder of common stock is entitled to one vote per share on all matters submitted for action by the stockholders. All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted; therefore, the holders of more than 50% of the outstanding common stock can, if they choose to do so, elect all of the directors. The terms of the directors are not staggered. Directors are elected annually to serve until the next annual meeting of shareholders and until their successor is elected and qualified. There are no preemptive rights to purchase any additional common stock or other securities of the Company. The owners ofr a majority of the common stock may also take any action without prior notice or meeting which a majority of shareholders could have taken at a regularly called shareholders meeting, giving notice to all shareholders thereafter of the action taken. In the event of liquidation or dissolution holders of common stock are entitled to receive, pro rata, the assets remaining after creditors and holders of any class of stock have liquidation rights senior to holders of shares of common stock have been paid in full.

Dividends in cash, property or shares of the Company may be paid, as and when declared by the Board of Directors, out of funds of the Company to the extent and in the manner permitted by law.

Upon any liquidation, dissolution or winding up of the Company, and after paying or adequately providing for the payment of all its obligations, the remainder of the assets of the company shall be distributed, either in cash or in kind, pro rata to the holders of the common stock, subject to preferences, if any, granted to holders of the preferred shares. The Board of Directors may, from time to time, distribute to the shareholders in partial liquidation from stated capital of the Company, in cash or property, without the vote of the shareholders, in the manner permitted and upon compliance with limitations imposed by law.

Each outstanding share of common stock is entitled to one vote and each fractional share of common stock is entitled to a corresponding fractional vote on each matter submitted to a vote of shareholders. Cumulative voting shall not be allowed in the election of Directors of the company and every shareholder entitled to vote at such election shall have the right to vote the number of shares owned by him for as many persons as there are Directors to be elected, and for whose election he has a right to vote. Preferred shares have no voting rights unless granted by amendment to the Articles of Incorporation.


Debt Securities to be Registered. Not applicable.
---------------------------------
American Depository Receipts.  Not applicable.
-----------------------------
Other Securities to be Registered.  Not applicable.
----------------------------------

                                     PART II

Item 1. Market Price Of And Dividends on the Registrant's ommon Equity and Other
--------------------------------------------------------------------------------
        Shareholder Matters
        -------------------

The Company's common stock trades on the Over-the-Counter Electronic Bulletin Board in the United States, having the trading symbol "CANL" and CUSIP# 136414 10 9. Trading volume and high/low/closing prices for the past ten quarters are disclosed in the following table:

                                   Table No. 7
                Over-the-Counter Bulletin Board Trading Activity



 Quarter
  Ended           High            Low            Close                  Volume
--------        -------         -------         -------               ----------
06/30/99         $0.015          $0.010          $0.015                  11,600
03/31/99         $0.01           $0.01           $0.01                    3,000
12/31/98         $0.05           $0.01           $0.01                   34,900
09/30/98         $0.06           $0.03           $0.05                    3,000
06/30/98         $0.07           $0.029          $0.03                  251,800
03/31/98         $0.05           $0.031          $0.031                 113,200
12/31/97         $0.12           $0.05           $0.05                  437,600
09/30/97         $0.12           $0.06           $0.12                  569,200
06/30/97         $0.365          $0.063          $0.125               1,125,100
03/31/97         $0.75           $0.188          $0.188               1,708,700



The Company's common stock is issued in registered form. Madison Stock Transfer (located in Brooklyn, New York) is the registrar and transfer agent for the common stock.

On August 25, 1999 shareholders' list for the Company's common shares showed twenty eight registered shareholders and 17,211,000 shares outstanding

The Company has researched the indirect holdings by depositories and other financial institutions and believes it has in excess of 100 shareholders of its common stock.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and expansion of its business.

ITEM 2.  LEGAL PROCEEDINGS
--------------------------

Other than discussed below, the Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

Other than discussed below, the Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

On March 26, 1997, the Joint venture Partner (re: Ewer/Klinker Mineral Properties) filed a statement of claim in the Supreme Court of British Columbia alleging than an amount of $29,847 was due for work done, goods supplied and accounts incurred. The Company states that it has returned goods costing $12,499 thereby effectively reducing the Joint Venture Partner's claim to $17,348 for various expenses that the Joint Venture Partner alleges are the responsibility of the Company's wholly owned subsidiary, Dakota. Management believes that it is not responsible for a number of expenses and believes that a number of expenses are priced improperly, according to the terms of the Option Agreement. Accordingly, management believes that this claim will be resolved with the Joint Venture Partner for an amount considerably less than the amount requested.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
------------------------------------------------------

                                 Not Applicable


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
------------------------------------------------
                                 Not Applicable


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------

The Company's By-Laws address indemnification under Article VII.

The Corporation shall indemnify its present or former Directors and officers, employes, agents and other persons to the fullest extent permissible by, ad in accordance with the procedures contained in, Article 2.02-1 of the Texas
Business Corporation Act. Such indemnification shall not be deemed to be exclusive of any other rights to which a director, officer, agent or other person may be entitled, consistent with law, under any provision of the Articles of Incorporation or By-Laws of the Corporation, any general or specific action of the Board of Directors, the terms of any contract, or as may be permitted or required by common law.

                                    PART F/S

ITEM 1.  FINANCIAL STATEMENTS
-----------------------------

The financial statements and notes thereto as required under ITEM #13 are attached hereto and found immediately following the text of this Registration Statement. The audit report of McLean Majdanski, Chartered Accountants, for the audited financial statements for Fiscal 1998, 1997 and for the six months ended June 30, 1999 and notes thereto is included herein immediately preceding the audited financial statements.

(A-1) Audited Financial Statements: Fiscal 1998, 1997, and the six months ended June 30, 1999.

                          CANADIAN NORTHERN LITES, INC.
                        CONSOLIDATED FINANCIAL STATEMENTS
                    JUNE 30, 1999, DECEMBER 31, 1998 AND 1997












Auditors' Report To The Shareholders

Consolidated Statement Of Operations                         Statement 1

Consolidated Statement Of Cash Flows                         Statement 2

Consolidated Balance Sheet                                   Statement 3

Notes To Consolidated Financial Statements

Consolidated Schedule Of Administrative Expenses             Schedule 1

Consolidated Schedule Of Share Capital,
     Additional Paid-up Capital And Deficit
     Accumulated During The Development Stage                Schedule 2

               [McLean Majdanski Chartered Accountants Letterhead]

                                AUDITORS' REPORT
                  RE: JUNE 30, 1999, DECEMBER 31, 1998 AND 1997
                        CONSOLIDATED FINANCIAL STATEMENTS
To the Shareholders of
     Canadian Northern Lites, Inc.

We have audited the accompanying consolidated balance sheet of Canadian Northern Lites, Inc. as at June 30, 1999, December 31, 1998 and December 31, 1997 and the related consolidated statements of operations and cash flows for the six month period ended June 30, 1999 and the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 1999, December 31, 1998 and 1997 and the results of its operations and cash flows for the six month period ended June 30, 1999 and the years ended December 31, 1998 and 1997 in accordance with generally accepted accounting principles in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's net capital deficiency, with no mining operations to generate cash, raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/McLean Majdanski

Chartered Accountants

Vancouver, B.C.
August 23, 1999

       (McLean Majdanski is a joint venture of incorporated professionals)

CANADIAN NORTHERN LITES, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 1999
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                            June 30         December 31        December 31
                                                             1999               1998               1997
                                                          (6 Months)        (12 Months)        (12 Months)
                                                              US$               US$                US$
                                                           ----------        ----------          ----------
EXPLORATION AND DEVELOPMENT EXPENSES
   Exploration and development                                                                      $3,928
   Write off of development and property costs                                                     413,334
                                                                                                 ----------
                                                                                                   417,262
MARKETING EXPENSES (Note 6)
   Courier and postage                                                                               1,754
   Printing                                                                                          5,970
   Promotion and entertainment                                                                       4,002
   Services                                                                                            797
   Telephone and fax                                                                                 5,011
                                                                                                    17,534
ADMINISTRATIVE EXPENSES
   (Schedule 1 and Note 6)                                   $17,570           $35,735              70,308
                                                           ----------        ----------          ----------
LOSS BEFORE OTHER INCOME (LOSS)                              (17,570)          (35,735)           (505,104)
OTHER INCOME (LOSS)
   Interest income                                               199               508
   Gain (loss) on disposal of capital assets                                        26             (11,949)
   Gain (loss) on extinguishment of
      debt and accounts payable                                                  1,980              (2,106)
                                                           ----------        ----------          ----------
NET LOSS                                                    ($17,371)         ($33,221)          ($519,159)
                                                           ==========        ==========          ==========













                            (See accompanying notes)

CANADIAN NORTHERN LITES, INC.                                        Statement 2
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 1999
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                            June 30         December 31        December 31
                                                             1999               1998               1997
                                                          (6 Months)        (12 Months)        (12 Months)
                                                              US$               US$                US$

CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                 ($17,371)         ($33,221)          ($519,159)
   Items not involving an outlay of cash
      Loss on disposal of capital assets                                           (26)             11,949
      Write off of development and property costs                                                  413,334
                                                           ----------        ----------          ----------
                                                             (17,371)          (33,247)            (93,876)
   Change in working capital items
      Goods and services tax receivable                       (1,323)           21,879              (3,105)
      Accounts payable                                         9,519             4,988             (90,711)
                                                           ----------        ----------          ----------
                                                              (9,175)           (6,380)           (187,692)
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from issuance of common stock                                      101,331
   Stock issued in exchange for services                                                            99,481
   Deferred foreign currency translation gain                   (137)              482
   Promissory note payable                                                      50,000
   Loan from shareholder                                                                            14,016
   Advances from shareholders                                  3,444           (78,708)             66,241
                                                           ----------        ----------          ----------
                                                               3,307            73,105             179,738
CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds on sale of capital assets                                            4,356
   Mineral property                                                            (50,000)
                                                           ----------        ----------          ----------
                                                                               (45,644)
                                                           ----------        ----------          ----------
NET INCREASE IN CASH (BANK INDEBTEDNESS)                      (5,868)           21,081              (7,954)
CASH (BANK INDEBTEDNESS) AT
   BEGINNING OF PERIOD                                        21,029               (52)              7,902
                                                           ----------        ----------          ----------
CASH (BANK INDEBTEDNESS) AT
   END OF PERIOD                                             $15,161           $21,029                ($52)
                                                           ==========        ==========          ==========





                            (See accompanying notes)

CANADIAN NORTHERN LITES, INC.                                       Statement 3
CONSOLIDATED BALANCE SHEET
JUNE 30, 1999, DECEMBER 31, 1998 AND 1997


                                                                 June 30         December 31        December 31
                                                                  1999               1998               1997
                                                               (6 Months)        (12 Months)        (12 Months)
                                                                   US$               US$                US$
ASSETS
CURRENT
   Cash (Note 11)                                                $15,161           $21,029
   Goods and services tax  receivable (Note 11)                    2,692             1,369             $23,248
                                                               ----------        ----------          ----------
                                                                  17,853            22,398              23,248
CAPITAL (Note 5)                                                                                         4,330
MINERAL PROPERTIES (Note 3)                                      110,464           110,464              60,464
                                                               ----------        ----------          ----------
                                                                $128,317          $132,862             $88,042
LIABILITIES AND SHAREHOLDERS' DEFICIT
LIABILITIES
CURRENT
   Bank indebtedness (Note 11)                                                                             $52
   Accounts payable (Note 11)                                    $30,412           $20,893              15,905
   Loan from shareholder (Notes 6 and 11)                         14,016            14,016              14,016
                                                               ----------        ----------          ----------
                                                                  44,428            34,909              29,973
PROMISSORY NOTE PAYABLE (Notes 10 and 11)                         50,000            50,000
ADVANCES FROM SHAREHOLDERS (Notes 6 and 11)                      148,023           144,579             223,287
                                                               ----------        ----------          ----------
                                                                 242,451           229,488             253,260
CONTINGENT LIABILITY (Note 8)
SHAREHOLDERS' DEFICIT Share capital (Note 9 and Schedule 2)
      Issued and outstanding                                      17,211            17,211              14,994
                                                               ----------        ----------          ----------
      Additional paid up capital                                 945,499           945,499             846,385
      Deferred foreign currency translation gain (loss)              345               482
   Deficit accumulated during development stage
      Balance, beginning of period                            (1,059,818)       (1,026,597)           (507,438)
      Net loss                                                   (17,371)          (33,221)           (519,159)
                                                               ----------        ----------          ----------
      Balance, end of period                                  (1,077,189)       (1,059,818)         (1,026,597)
                                                               ----------        ----------          ----------
                                                                (114,134)          (96,626)           (165,218)
                                                               ----------        ----------          ----------
                                                                $128,317          $132,862             $88,042
                                                               ==========        ==========          ==========


Approved by Director:



                            (See accompanying notes)

CANADIAN NORTHERN LITES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 1999, DECEMBER 31, 1998 AND 1997


1.      BASIS OF PRESENTATION FOR A COMPANY IN THE DEVELOPMENT STAGE

        The Company was first incorporated in the State of Nevada on June 18, 1990 as QQQ- Huntor Associates, Inc. On July 21, 1995, the Company changed its domicile to the State of Texas and merged into a Texas Corporation, Unimex Transnational Consultants, Inc. On April 26, 1996, the Company reorganized and acquired all the issued and outstanding stock of Dakota Mining & Exploration Ltd. ("Dakota") for 10,000,000 shares of the Company's common stock, and changed the name of the Company to Canadian Northern Lites, Inc. As a result of that transaction, Dakota became a legal subsidiary of the Company. However, as stated in Note 2, Dakota is the acquirer in the consolidated financial statements.

        Dakota was incorporated on January 12, 1994 under the Company Act of British Columbia and changed its name to Dakota Mining & Exploration Ltd. from Eagle Ridge Manufacturing Ltd. on July 27, 1995. The Company's purpose is to explore and develop mining properties in Canada. Dakota is in the development stage because its activities have consisted of the purchase of interests in mining properties and some exploration and development. Dakota has not yet developed any mining properties into a producing mine nor has it earned revenue in any other manner.

        As at December 31, 1998 and June 30, 1999, both the Company and Dakota do not have sufficient cash to cover current liabilities. Future activities require cash being provided to the Company by investors or lenders. As stated in Note 6, companies controlled by the president of the Company, commenced in the 1998 fiscal year, to fund the administrative expenses incurred by the Company. In addition, these related parties have not requested cash to pay the management fees of Cdn$3,000 per month that they charge the Company.

        The financial statements are prepared on the assumption that the entity is a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities through the normal course of operations. Because the Company has no cash and has not yet developed any producing mines, its ability to realize assets and discharge its liabilities through the normal course of its operations is dependent on continued funding from companies controlled by the president, the receipt of additional funds from investors and the establishment of successful operations.

CANADIAN NORTHERN LITES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 1999, DECEMBER 31, 1998 AND 1997


2.      BASIS OF CONSOLIDATION

        As a result of the transaction in which the Company acquired all the outstanding shares of Dakota, the group of shareholders that owned Dakota held 10,000,000 shares of the Company which was more than 50% of the voting shares at that time. This resulted in the transaction being accounted for as a "reverse take-over" in the consolidated financial statements which means that Dakota is the acquirer. Accordingly, the consolidated financial statements are a continuation of the Dakota financial statements, translated into U.S. Dollars. The consolidated accounts include the fair value of the assets and liabilities of the legal parent, Canadian Northern Lites, Inc. since the reverse take-over. The $3,050 deficit of the legal parent as at the date of the reverse take-over is eliminated on consolidation such that the consolidated deficit reflects the deficit of Dakota plus the results of operations of Dakota and Canadian Northern Lites, Inc., since the acquisition.

        The parent company, Canadian Northern Lites Inc., has a fiscal year end of December 31. The subsidiary company, Dakota, has a fiscal year end of January 31. These consolidated financial statements have been prepared using the December 31 financial statements of the parent, and the January 31 financial statements of the subsidiary. There were no intervening events that materially affect the consolidated financial position or the consolidated results of operations and cash flows for the fiscal periods presented.

3.      MINERAL PROPERTIES

                                 June 30         December 31        December 31
                                  1999               1998               1997
        Ewer/Klinker            $60,464           $60,464             $60,464
        Way1, Banjo I & II       50,000            50,000
                               --------          --------             -------
                               $110,464          $110,464             $60,464
                               ========          ========             =======

        (a)   Ewer/Klinker Mineral Properties

              On April 10, 1996, the Company entered into an agreement which was an Option To Purchase certain mineral claims, located near Vernon, British Columbia, from a Vernon mining company. This agreement was pursuant to a Letter Of Intent between the Vernon mining company and the Company that was signed in January, 1996. The payments made to the Vernon company pursuant to the Letter Of Intent in January, 1996 are reflected as an asset in the 1996 financial statements. The Company paid

CANADIAN NORTHERN LITES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 1999, DECEMBER 31, 1998 AND 1997


3.      MINERAL PROPERTIES (Continued)

        (a)   Ewer/Klinker Mineral Properties (Continued)

              $64,000 (Cdn$90,000) prior to the agreement and $411,000 (Cdn $560,000) pursuant to the agreement.

              This option agreement originally gave the Company an option to acquire a 100% interest in the property but that option expired unexercised on January 15, 1998 and a joint venture was then created. The Company now has a 20% joint venture interest in the mineral claims and the Vernon mining company has the remaining 80% interest.

              The joint venture has the Vernon mining company as the operator and managing venturer. However, the activities are to be controlled by a management committee. Each joint venture party is required to advance funds for the property development or the opal business and failure to do so will result in a dilution of their earned percentage interest. To date, the management committee has not been formed and the activities of the joint venture have not commenced. At present, the Company is not aware of any financial commitments to the joint venture under the direction of the management committee or when any such commitments may start.

              The Company had title to several mineral claims on land adjacent to the property referred to above and most of these claims were allowed to lapse. As the future value of these properties is unknown and their costs are minimal, their costs were written off in 1997.

              In 1998, the mineral property was written down to its estimated net realizable value of $60,464 based on the "worst case" estimate determined by a consultant geologist.

        (b)   Way1, Banjo I & II Mineral Properties

              The Company purchased mineral properties from a company controlled by a significant shareholder, who is also a director, for a price of $50,000 ($78,500 Cdn) and the purchase was paid with a promissory note as disclosed in Notes 6(f) and 10. There is no independent appraisal supporting the value of the property. The value was set by the directors after considering the consulting geologist's report on neighbouring properties referred to in Note 3(a).

CANADIAN NORTHERN LITES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 1999, DECEMBER 31, 1998 AND 1997


4.      SIGNIFICANT ACCOUNTING POLICIES

        (a)   Amortization

              Capital assets are recorded at cost. Amortization is calculated using the declining balance method with no amortization recorded in the year of addition or disposal. None of the assets were held long enough to be amortized and accordingly, no amortization has been recorded in these consolidated financial statements.

        (b)   Foreign Currency Translation Gain

              The foreign currency translation gain relates to translating the Canadian dollar financial statements of the wholly owned subsidiary into US dollars. This amount is not included in the statement of operations because the gains relate to translating from the functional currency of the subsidiary into the reporting currency of the parent.

5.      CAPITAL ASSETS
                                   December 31
                                      1997

        Furniture and equipment         $4,330
                                   ===========

6.      RELATED PARTIES

        (a)   Loan From Shareholder

              This amount due to a shareholder bears interest at 18% per annum and was due July 1, 1998. In the event the loan is paid in full on or before July 1, 1998, the interest rate is reduced to 10% per annum from the date of advancement of the funds to the date of payment. Because this loan was still outstanding at July 1, 1999, interest has been accrued at 18% per annum.

        (b)   Advances From Shareholders

              The amount due to the shareholders is unsecured, non-interest bearing and has no specific terms of repayment.

CANADIAN NORTHERN LITES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 1999, DECEMBER 31, 1998 AND 1997


6.      RELATED PARTIES (Continued)

        (c)   Management Fees

              In fiscal 1997, management fees were charged to the Company by a former director. Commencing in fiscal 1998, management fees of Cdn$3,000 per month are charged by companies controlled by the president of the Company. Since that time, these companies have been funding the administrative expenses of the Company and its parent. The accounts payable as at June 30, 1999 includes $25,829 payable to these related parties and the accounts payable as at December 31, 1998 includes $14,065 (1997 - $Nil) payable to these related parties.

        (d)   Accounting Services

              Accounting services were provided by a former director and shareholder of the Company. No fees were paid for these services.

        (e)   Other Expenses

              Most other marketing and administrative expenses were reimbursements to former directors and officers for expenses incurred in their efforts to develop the Company's business.

        (f) Purchase Of Mineral Properties From A Shareholder Who Is Also A Director

              The Company committed to purchase mineral properties from a company controlled by a significant shareholder, who is also a director, for a price of US$50,000 and the purchase was paid for by issuing a $50,000 promissory note. See Notes 3(b) and 10.

7.      INCOME TAX

        (a)   Canadian Development Expense

              Per the Canadian Income Tax Act ("ITA"), the cost of any rights to prospect, explore, drill or mine for minerals is included in the Canadian development expenses. The Company's balance of Canadian development expense is $357,000 (Cdn$560,000) and per the ITA, the Company may deduct 30% of the year end balance of the cumulative Canadian development expenses before the current year deduction. To date, the Company has made no deduction.

CANADIAN NORTHERN LITES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 1999, DECEMBER 31, 1998 AND 1997


7.      INCOME TAX (Continued)

        (b)   Canadian Exploration Expense

              Per the ITA, Canadian exploration expense includes any expense incurred by a company for the purpose of determining the existence, location, extent or quality of a mineral resource in Canada and is eligible for a deduction, from the income of the Company, of 133% of the expense. The Company has incurred no significant Canadian exploration expenses.

        (c)   Income Tax Loss Carry Forwards

              In addition to the Canadian development expense referred to in 7(a) above, the Company has losses available for deduction against future Canadian taxable incomes until the years indicated. No benefit from these losses has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward balance will expire unused. The losses and expiry dates are:

                                                    US$               Cdn$
                    June 30, 1999 exchange rate                      $1.5110
                    2002                              $108              $163
                    2003                            68,021           102,780
                    2004                           378,561           572,005
                    2005                            95,448           144,222
                    2006                            28,071            42,415
                                                  --------          --------
                                                  $570,209          $861,585
                                                  ========          ========

8.      CONTINGENT LIABILITY

        On March 26, 1997, the Joint Venture Partner filed a statement of claim in the Supreme Court of British Columbia alleging that an amount of $29,847 (Cdn$46,860) was due for work done, goods supplied and accounts incurred. The Company states that it has returned goods costing $12,499 (Cdn$19,624) thereby effectively reducing the Joint Venture Partner's claim to $17,348 (Cdn$27,236) for various expenses that the Joint Venture Partner alleges are the responsibility of Dakota. However, Dakota's management believes that it is not responsible for a number of expenses and believes that a number of expenses are priced improperly, according to the terms of the Option Agreement. Accordingly, management believes that this claim will be resolved with the Joint Venture Partner for an amount considerably less than the amount requested.

CANADIAN NORTHERN LITES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 1999, DECEMBER 31, 1998 AND 1997


9.      SHARE CAPITAL

        (a)   Authorized

              100,000,000 common shares with a $0.001 par value.

        (b)   Issued and outstanding

                                                     June 30         December 31        December 31
                                                       1999               1998               1997

                    Number of shares                17,211,000        17,211,000          14,994,000
                    Dollar value                       $17,211           $17,211             $14,994

        (c)   Earnings Per Share
                                                     June 30         December 31        December 31
                                                       1999               1998               1997

              Net loss                                 $17,371           $33,221            $519,159
              Common shares issued
                    Opening balance                 17,211,000        14,994,000          14,994,000
                    May                                                  717,000
                    December                                           1,500,000
                                                    ----------        ----------          ----------
                    Closing balance                 17,211,000        17,211,000          14,994,000
                                                    ==========        ==========          ==========
              Average outstanding
                 shares                             17,211,000        15,537,250          14,994,000
                                                    ==========        ==========          ==========
              Loss per share                             $0.00             $0.00               $0.03
                                                    ==========        ==========          ==========

There are no outstanding options so fully dilative earnings per share are not provided.


10.     PROMISSORY NOTE

        To purchase the mineral properties discussed in Note 3(b), the Company issued a $50,000 promissory note, due on demand, to a company that is a major shareholder of Canadian Northern Lites, Inc. and whose controlling shareholder is the president and a director of Canadian Northern Lites, Inc. This note requires interest at 8%.

CANADIAN NORTHERN LITES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 1999, DECEMBER 31, 1998 AND 1997


11.     FINANCIAL INSTRUMENTS

           (a)Fair Value

              The Company's financial instruments consist of cash, bank indebtedness, accounts payable, loan from shareholder, promissory note payable and advances from shareholders. Unless otherwise stated, the fair values of these financial instruments, except for the advances from shareholders, approximate their carrying values. No interest is charged or paid on the advances from shareholders, therefore, the fair values are more than their carrying values.

           (b)Foreign Currency Risk

              The Company has cash, goods and services tax receivable, bank indebtedness, and accounts payable from purchases in Canada. As a result, the Company is exposed to foreign exchange rate fluctuations. The exposure to foreign currency is mitigated by the fact that the cash and goods and services tax receivable partially offset the accounts payable balance. The following are the balances at June 30, 1999:

                                                       Canadian$        Translation            US$
              Cash                                       $29,239           ($9,888)            $19,351
              Goods and services tax receivable            4,068            (1,376)              2,692
              Accounts payable                            45,957           (15,545)             30,412

           (c)Interest Rate Risk

              As the interest rates are fixed on the loan from shareholder and the promissory note payable, the Company is not exposed to interest rate risk.

CANADIAN NORTHERN LITES, INC.                                   Schedule 1
CONSOLIDATED SCHEDULE OF ADMINISTRATIVE EXPENSES (Note 6)
FOR THE SIX MONTHS ENDED JUNE 30, 1999
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                          June 30         December 31        December 31
                                           1999               1998               1997
                                        (6 Months)        (12 Months)        (12 Months)
                                            US$               US$                US$

Accounting                                                        $5,730              $2,889
Bank charges and interest (recovery)              $189              (449)                672
Computer servicing                                                                       126
Insurance                                                                                469
Interest on long term debt                       3,444             4,630               1,590
Legal                                            3,914             3,625               3,117
Management fees                                 10,000            18,200              39,723
Office supplies and service                         23             1,742               3,431
Rent                                                                                   3,331
Telephone and fax                                                                        429
Transfer agent fees                                                  550                 459
Travel                                                               594               6,406
Wages and benefits                                                 1,113               7,666
                                               -------           -------             -------
                                               $17,570           $35,735             $70,308














                            (See accompanying notes)

CANADIAN NORTHERN LITES, INC.                                       Schedule 2
CONSOLIDATED SCHEDULE OF SHARE CAPITAL, ADDITIONAL PAID UP         Page 1 of 2
   CAPITAL AND DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE
FOR THE SIX MONTHS ENDED JUNE 30, 1999
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                                                                      Deficit
                                                                                                                Accumulated
                                                                                                  Additional    During The
                                                                     Common Stock                  Paid-up      Development
                                                              Shares             Amount            Capital         Stage

Issuance of stock to officers, directors and
   other individuals for organization costs                         30,000         $300            $2,700
Reorganization of capital reducing the par
   value from $.01 / share to $.001 / share                                        (270)              270
                                                               -----------    -----------     -----------
                                                                    30,000           30             2,970
Issuance of stock for services from an
   investment bank controlled by a director                         12,000           12             5,988
Public issuance of common stock for cash                             8,000            8             3,992
                                                               -----------    -----------     -----------
Balance December 31, 1995                                           50,000           50            12,950
Issuance of common stock pursuant to
   stock options of which 1,220 shares
   were issued to an affiliate of the issuer                        50,000           50               450
                                                               -----------    -----------     -----------
Balance prior to stock split                                       100,000          100            13,400
Stock split effective April, 1996                                  300,000          300              (300)
                                                               -----------    -----------     -----------
Balance after stock split                                          400,000          400            13,100
Stock issued for acquisition
   of Dakota Mining & Exploration, Ltd.                         10,000,000       10,000            59,488
Reorganization of deficit accumulated
   during the development stage due to
   reverse take-over                                                                               78,064        ($78,064)
                                                               -----------    -----------     -----------        ---------
                                                                10,000,000       10,000           137,552         (78,064)
Issue of shares to H J S Financial
   Services, Inc. for services rendered                             24,000           24
Issuance of common stock for services
   performed by former directors                                 4,000,000        4,000           596,822
Net loss for the year ended
   December 31, 1996                                                                                             (429,374)
                                                               -----------    -----------     -----------        ---------
                                                                 4,024,000        4,024           596,822        (429,374)
                                                               -----------    -----------     -----------       ----------
Balance at December 31, 1996                                    14,424,000      $14,424          $747,474       ($507,438)
                                                               ===========    ===========     ===========       ==========

                            (See accompanying notes)
CANADIAN NORTHERN LITES, INC.                                                                                        Schedule 2
CONSOLIDATED SCHEDULE OF SHARE CAPITAL, ADDITIONAL PAID UP                                                          Page 2 of 2
   CAPITAL AND DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE
FOR THE SIX MONTHS ENDED JUNE 30, 1999
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                                                                      Deficit
                                                                                                                    Accumulated
                                                                                                  Additional        During The
                                                                     Common Stock                  Paid-up          Development
                                                              Shares             Amount            Capital             Stage

Balance at December 31, 1996                                    14,424,000      $14,424          $747,474       ($507,438)
Issuance of common stock
   for services to former legal counsel                            570,000          570            98,911
Net loss for the year ended
   December 31, 1997                                                                                             (519,159)
                                                               -----------    -----------     -----------      -----------
Balance at December 31, 1997                                    14,994,000       14,994           846,385      (1,026,597)

Issuance of common stock to former
   directors to repay amounts owing                                667,000          667            82,672
Issuance of common stock to an arm's
   length supplier                                                  50,000           50             2,942
Issuance of common stock to a company
   controlled by a current director to repay
      an amount owing                                            1,500,000        1,500            13,500
Net loss for the year ended
   December 31, 1998                                                                                              (33,221)
                                                               -----------    -----------     -----------      -----------
Balance at December 31, 1998                                    17,211,000       17,211           945,499      (1,059,818)
Net loss for the period ended
   June 30, 1999                                                                                                  (17,371)
                                                               -----------    -----------     -----------      -----------
Balance at June 30, 1999                                        17,211,000      $17,211          $945,499     ($1,077,189)
                                                               ===========    ===========     ===========      ===========










                            (See accompanying notes)

                                    PART III

Item 1.  INDEX TO EXHIBITS:
---------------------------

Exhibit No.    Description
-----------    -----------

3.1            Amended Articles of Incorporation
10.1           Claims Purchase
10.2           Sale of Properties
10.3           Claims Held in Trust
10.4           Discontinuance of Legal Proceeding
10.5           Purchase Agreement

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             CANADIAN NORTHERN LITES, INC.
                                             (Registrant)

                                             By: /s/ Terry G. Cook
                                                 -------------------------------
                                             Name:  Terry G. Cook
                                             Title: President

Date:  August 31, 1999